TRAIL ONE, INC.
1844 South 3850 West
Salt Lake City, UT 84104

April 19, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:          TRAIL ONE, INC.
Amendment No. 3 to Registration Statement on Form S-1
Filed on April 13, 2011
File No. 333-170781

Attention:  Tonya Bryan of Julie F. Rizzo’s office

To Whom It May Concern:

In response to your letter dated March, 30, 2011, TRAIL ONE, INC. wishes to address the following comments.

General Overview

1. Please revise to include pages 1 through 5 as your page numbers currently begin on page 6.  In addition, please update the reference to the risk factors section on the prospectus cover page.

We have noted this comment and we have revised our page numbering system to include pages 1 through 5, with the Prospectus Summary beginning on page number 1.

Registration Statement Cover Page

Calculation of Registration Fee Table

2. It appears that the Amount of Registration Fee of $.45 was calculated using a different rate than the rate of $71.30 per million dollars that was in effect at the time of the initial filing of this registration statement.  Please advise or revise your fee table accordingly.

We have noted your comments and have revised our fee table to reflect the rate of $116.10 per million which was in effect at the time of the initial filling of this registration statement by calculating the pro-rata fee of $0.57 using the following calculations: ($8,000/$1,000,000 * $116.10 = $0.93).

3. Additionally, it appears that you are determining the registration fee pursuant to Rule 457(a) as opposed to rule 457(o). Please advise or revise you fee table accordingly.

We have noted your comment and have revised our fee table to 457(a) as opposed to rule 457 (o).

United States Securities and Exchange Commission
April 19, 2011

Prospectus Summary, page 6

General Introduction, page 6

4. We note your response to our prior comment one and reissue our comment in part.  Please advise how you intend to market to the wholesale market when you will not produce any license plate tags until you have sold the product to the end user.  In addition, please clarify what product will actually be sold to the whole sale customer and at what price.

We intend to market our sales to both the wholesale and retail markets on a ‘pre-order basis’. With respect to the wholesale market, we will solicit bulk sales to wholesalers who will order our products from a catalogue prior to the commencement of our manufacturing process which they will then be able to re-sell to the general public, as well as, through licensing ventures whereby we will sell licenses to enable a retailer to manufacture and sell our products directly to the consumers themselves. Our retail sales will be made to the general public who will order our products on a, ‘made to order basis’ through the internet or salesmen.

Also, we acknowledge the Commission’s comments with respect to the products and anticipated sales prices, and have revised the disclosure throughout as follows:

Trail One, Inc. is presently marketing a license plate tag for automobiles. Trail One, Inc. will market an aluminum license plate tag for automobiles.  It is an aluminum license plate bracket which will be decorated in any manner requested by the wholesale customer, and sold to the wholesale customer, at prices ranging from $80 to $700.  Since its inception, on September 9, 2010 Trail One has incurred losses to September 30, 2010.

Trail One, Inc. is presently attempting to market its sole intended product (which has not yet been produced), an aluminum license plate tag for automobiles in the Salt Lake City, Utah area.

License plate tags are more commonly known as license plate frames/holders.  Our product is a computer generated license plate tag, produced by using a highly sophisticated laser guided CNC metal cutting flat surface screened lathe/cutter, which will be made to order to each specific customer’s wants and desires with an individualized custom look.  The material used for each license plate tag will be aluminum.  Then each individualized license plate tag will be embellished with personalized script/saying to that own person’s taste. We intend to sub-contract the actual manufacturing of each license plate tag to a manufacturer to our approved specifications, but will be taking the product to market by our own marketing efforts. Each tag will be a special order by the end user.  The end user will be able to order the tag directly from Trail One or by placing a specialty order with a wholesaler.  We are attempting to position ourselves to market our product to both the wholesale and retail markets, but at this time Trail One does not have any wholesalers marketing the product.  We intend to market our sales to both the wholesale and retail markets on a ‘pre-order basis’. With respect to the wholesale market, we will solicit bulk sales to wholesalers who will order our products from a catalogue prior to the commencement of our manufacturing process which they will then be able to re-sell to the general public, as well as, through licensing ventures whereby we will sell licenses to enable a retailer to manufacture and sell our products directly to the consumers themselves. Our retail sales will be made to the general public who will order our products on a, ‘made to order basis’ through the internet or salesmen.

5. We note your response to our prior comment two and reissue our comment in part.  You disclose on pages 6, 22 and 28 that your monthly burn rate is $1,000.  We also note your disclosures on pages 6, 15, and 27 where you state that your monthly burn rate is $43,958 during the first fiscal year, $10,000 during six months, and $4,000 per month, respectively.  Please revise your disclosure for consistency or advise.

We have noted your comments and have revised our burn rate throughout to be consistent based on a projected monthly burn rate of $2,500.

United States Securities and Exchange Commission
April 19, 2011

6. We note your disclosure in the third to last paragraph of this section that you plan to raise capital to fund your business through equity security sales.  This disclosure appears to conflict with your disclosures in the last paragraph of the Business Development section that you plan to raise money through debt instruments or private financing.  Please advise or revise your disclosure for consistency here and elsewhere in the registration statement as applicable.  Additionally, please revise your disclosure to clarify that there is no guarantee you will be able to raise funds through equity security sales and that you have no agreements in place to raise money through debt instruments or private financing here and throughout you registration statement as applicable.

We have noted this comment and have revised the disclosure on pages 1 and 2 as follows:

We expect to continue to incur losses for at least the next 12 months. We do not expect to generate revenue that is sufficient to cover our expenses, and we do not have sufficient cash and cash equivalents to execute our plan of operations for at least the next twelve months. We will need to obtain additional financing to conduct our day-to-day operations, and to fully execute our business plan. We plan to raise the capital necessary to fund our business through the sale of equity securities, debt instruments or private financing. (See "Plan of Operation")

Our independent auditors have added an explanatory paragraph to their report of our audited financial statements for the year ended September 30, 2010, stating that our net loss of ($15,500), lack of revenues and dependence on our ability to raise additional capital to continue our business, raise substantial doubt about our ability to continue as a going concern. Our financial statements and their explanatory notes included as part of this prospectus do not include any adjustments that might result from the outcome of this uncertainty. They are no guarantee that we will be able to raise funds through the sale of equity securities and we have no agreement in place to raise money through debt instruments or private financing. If we fail to obtain additional financing, either through an offering of our securities or by obtaining loans, we may be forced to cease our planned business operations altogether.

Business Development, page 7

Subsequent Sale Strategy, page 7

7. We note your response to our prior comment five and reissue our comment in part.  Please revise the first paragraph of this section to remove all marketing language.  We note, for example, “our products offers a very high rate of exclusivity,” “high end automobile enthusiast, including middle to high income earning individuals in the public section,” “high end retailers,” “high end catalog companies that cater specifically to the elite/rich & famous clientele,” and “our product to be distinguished, exclusive and refined.” Please revise similar disclosures on pages 23 and 32 of your filing.

We have noted your comment and have revised throughout as follows:

We have established a one-prong sales approach; our approach utilizes direct sales through Ralph Montrone.  Our direct sales will be conducted by Mr. Montrone.  He will market the product locally in the Salt Lake City, Utah area to automobile specialty shops.  His current marketing strategy consists of various Point of Sale material including posters and flyers developed by Mr. Montrone in the past several months.

We intend to derive income from these sales and our goal is to establish brand recognition.

United States Securities and Exchange Commission
April 19, 2011

8. We note your response to our prior comment seven.  Because you state that you have no agreement in place to advertise with SEMA, International Auto Show, World of Wheels – Indianapolis, or DUB Auto Show Tour, please remove references to these entities on page 7, 23 and 32.

We have noted your comment and have revised throughout as follows:

Trail One, Inc. will commence marketing license plate tags for sale to the general public.  The Company is presently developing its marketing program to sell license plate tags to the general public. .  We also intend to market our product through our website: www.trailonecnc.com which is currently under development/construction. The Company has not sold the product to anyone at this time. Trail One, Inc. is considered a development stage company because it has not commenced its major operations. In addition the Company has not achieved any revenue in connection with its business to date. As a result we are a startup company, that is, we have no operating history or revenue, and are at a competitive disadvantage.

Risk Factors, page 8

9. Please revise the second sentence of this paragraph to clarify which risks and uncertainties are “described below” and the third sentence of this section to clarify “any of the following risks.” Additionally, please revise the last sentence of this section to clarify that all known material risks are discussed in the Risk Factor Section.

We have noted your comment and have revised the disclosure as follows:

The Company's financial condition, business, operation and prospects involve a high degree of risk. You are urged to carefully read and consider the risks and uncertainties described on page 10 of this prospectus entitled Risk Factors” as well as the other information in this report before deciding to invest in our Company. All known materials risks are discussed in the Risk Factors section of this prospectus.  If any of the risks described on Page 10 of this Prospectus entitled Risk Factors are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means that our stockholders could lose all or a part of their investment.

Risk Factors, page 11

We Require Additional Capital Which We May Not Be Able to Raise, page 11

10. We note your response to our prior comment eight.  Please also reconcile your disclosure here that you will require approximately $95,000 with your disclosure in the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation sections that you will require $75,000 in funds.  Additionally, please clarify where you accounted the cost of $10,000 for development of relationships with strategic partners that appears on page 15.  Similarly, revise your disclosure to clarify what is included in “regulatory processes “and disclose the applicable cost or advise.

We have noted your comments and have revised the $95,000 stated in the Company’s disclosure in the Prospectus Summary to $75,000 to reconcile with Management’s Discussion and Analysis of Financial Condition and Results of Operations and Plan of Operation sections that we will require $75,000 in funds.

Additionally, we have deleted the statement wherein the Company claims that it expects to spend $10,000 for the development of “strategic business partners”.

United States Securities and Exchange Commission
April 19, 2011

11. We note your disclosure in this risk factor that you have spent approximately $18,000 through December 31, 2010 and in the eighth paragraph on page 29 that you estimate the costs to register the 8,000,000 shares of common stock at $18,000.  We also note your disclosure in the Operating Expenses paragraph on page 25 and the last full paragraph on page 26 in which it appears you have spent more than $18,000 through December 31, 2010.  Please advise or revise your disclosure for consistency.

We acknowledge the commission’s comments and have revised our disclosures throughout to reflect our new estimated cost to register the shares of common stock at $40,000, which is consistent with the approximate $24,500 we have spent through December 31, 2010 and our estimated monthly burn rate of $2,500.

12. Please also revise this risk factor to clarify whether you have any agreement in place with any investment bankers or potential investors to provide you with any financing.  Additionally, please revise your disclosure to explain what is meant by negotiating “the best transaction possible”.

We have noted your comments and have revised the disclosure as follows:

Although we have from time to time reviewed opportunities provided to us by investment bankers or potential investors in regard to additional equity financings, there can be no assurance that additional financing will be available when needed, or if available, will be available on acceptable terms.  The Company also does not have any agreement in place with any investment bankers or potential investors to provide the Company with any financing.  Insufficient funds may prevent us from implementing our business strategy and will require us to further delay, scale back or eliminate our marketing program, or to scale back or eliminate our other operations.

In order to obtain working capital we will continue to:

●
seek capital through debt or equity financing which may include the issuance of convertible debentures or convertible preferred stock whose rights and preferences are superior to those of the common stockholders, and

●	seek advantageous financial transactions for the Company while taking into account the impact on our shareholders, dilution, loss of voting power and the possibility of a change-in-control.

In the event that we issue convertible preferred stock, page 12

13.  Please revise this risk factor to place the title in all capital letters to conform with the titles of the other risk factors in this section.  Additionally, please revise this risk factor to state that, if true, substantial dilution can occur to existing shareholders if convertible debentures are issued without a limit on the number of shares that can be issued upon conversion and the price of the your common stock decreases.

We have noted your comments and have capitalized the title on Page 7 and have revised the disclosure on page 7 as follows:

IN THE EVENT THAT WE ISSUE CONVERTIBLE PREFERRED STOCK OR CONVERTIBLE DEBENTURES WITHOUT A LIMIT ON THE NUMBER OF SHARES THAT CAN BE ISSUED UPON CONVERSION AND IF THE PRICE OF OUR COMMON STOCK DECREASES:

Substantial dilution can occur to existing shareholders if convertible debentures are issued without a limit on the number of shares that can be issued upon conversion and the price of the Company’s common stock decreases.

United States Securities and Exchange Commission
April 19, 2011

Special Note Regarding Forward-Looking Statement, page 17

14. While we note your response to our prior comment nine, it still appears that there is disclosure in this section that is not applicable to your filing.  We note, for example, “information contained in this report, including in the documents incorporated by reference into this report,” “their management’s expectation.” “in this report”, “potential effects on the parties and the transaction” and “beyond the parties’ control.  Please revise or advise.

We have noted your comments and have revised the disclosure as follows:

The information contained in this prospectus includes some statement that are not purely historical and that are “forward-looking statements.” Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus are based on current expectations and beliefs concerning future developments and the potential effects to the Company. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties or other assumptions.

Management’s Discussion and Analysis of Financial Conditions and Result of Operations, page 21

General Overview, Nature of Business, page 21

15.  We note your response to our prior comment 14.  However, please also revise your disclosure on page 26 that you may have to reduce expenses, including officer’s compensation, if you are unable to achieve profitable operations in the near term.

We acknowledge your comment, and have included the revised language as follows:

Based on our current operating plan, we do not expect to generate revenue that is sufficient to cover our expenses for at least the next twelve months. In addition, we do not have sufficient cash and cash equivalents to execute our operations for at least the next twelve months. We will need to obtain additional financing to conduct our day-to-day operations, and to fully execute our business plan. We will raise the capital necessary to fund our business through a subsequent offering of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. Additionally, the Company may have to reduce expenses, including officer’s compensation, if the Company is unable to achieve profitable operations is the near term.

16.  While we note your response to our prior comment 15, it still appears that you have disclosure indicating that you will provide services.  Please revise your disclosure on pages 14, 22 and 27 to delete references to “services” or advise.  Please also revise your disclosure on page 14 to clarify what is meant by “approved advertising applicants.”

We have noted your comments and have deleted references to “services” throughout.  Additionally, we have modified “approved advertising applicants” to “distributors of our license plate tags.”

United States Securities and Exchange Commission
April 19, 2011

17. We note your disclosure in the sixth paragraph of this section that you will provide an internet site in March 2011 for customers to purchase automobile license plate tags.  Please revise your disclosure to update the status of this website.

We have noted your comments and have revised our filing to provide the following information:

We need further funding to develop our website.  Our website address is www.trailonecnc.com.

Result of Operations, page 25

Interest Expenses, page 25

18.  We note your disclosure that you have paid $13 in interest on loans received from Mr. Montrone.  Please advise whether you have a written agreement, such as a promissory note, in place with Mr. Montrone for this loan and the amount of interest to be paid upon this loan.  If so, please file this agreement as an exhibit to you registration statement.

We acknowledge your comment and have provided the supplemental information requested as follows:

At the present time, the Company does not have a promissory note with Mr. Montrone.

Liquidity and Capital Resources, page 26

Satisfaction of Our Cash Obligations for the next twelve Months, page 28

19.  Please revise the first paragraph of this section to provide your cash balance as of a more recent date than November 30, 2009.

We acknowledge your comment and have revised the disclosure as follows:

Satisfaction of Our Cash Obligations for the Next Twelve Months

As of December 31, 2010, our cash balance was $959.  Our plan for satisfying our cash requirements for the next six months, estimated to be approximately $15,000, is through generating revenue from our tags (no tags have been sold at this time), sale of shares of our common stock, third party financing, and/or traditional bank financing. We anticipate some product generated income during that same period of time, but do not anticipate generating sufficient amounts of revenues to meet our working capital requirements. Consequently, we intend to make appropriate plans to insure sources of additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities.  The $15,000 cost estimate is calculated based on: (1) the acquisition of the aluminum to make the license plate tags; (2) the development of the necessary software for the CNC machinery to make the license plate tags; (3) the programming of the CNC machinery with the aforementioned software.

United States Securities and Exchange Commission
April 19, 2011

Plan of Operations, page 29

20.  We note your response to our prior comment 16 and reissue our comment.  Please revise your plan of operations section to include the description of your business plan that currently appears in the description of business section on page 30.  In addition, please describe your plan of operation in more detail here and the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.  For example, please revise to indicate when you plan to begin producing the tags.  In doing this, discuss each specific step you intend to take to begin producing the tags and your intended sources and uses of funds.  Provide timeframes and quantified estimates of these amounts for each step in producing the tags and discuss what marketing methods you intend to focus on.  Also indicate what your priorities in the use of funds are if you do not obtain the full amount required to finance your operations.

We have noted your comments are and have revised our disclosure as follows:

Our plan of operation is to manufacture customized license plate tags for customers.  Initially we plan to receive orders for our license plate tags from customers.  Subsequently, we plan to manufacture the license plate tags for those customers.  Thereafter, we will store the manufactured license plate tags at our offices.  Then, finally, we will sell the customized license plate tags to the customers who have purchased them.

Upon getting an order for a customized license plate tag from a customer, it takes approximately seven (7) days for us to produce on a CNC machine the customized license plate tags which are made out of one half-inch of solid aluminum.  We can make as many of the aforementioned customized aluminum license plate tags as are ordered each day and will market them through sales on our internet web site: www.trailonecnc.com.

In the event that we are do not obtain the full amount required to finance our operation, then our plans to become operational may be in danger and we will not succeed in moving forward.

21. While we note your response to our prior comment 18, please revise your disclosure on page 29 to clarify how the $24,000 to $30,000 cost estimates is calculated.  Please also revise your disclosure on page 29 to clarify how the $24,000 to $30,000 cost estimate is calculated.  Please also revise your disclosure on page 22 and 29 to delete statements that your marketing costs will be minimal or advise.

We have noted you comments and revised our disclosure of how our revised $15,000 cost estimate is calculated on page 26.  Additionally, we have deleted any mention throughout that the marketing costs would be “minimal”.

The $15,000 cost estimate is calculated based on: (1) the acquisition of the aluminum to make the license plate tags; (2) develop the necessary software for the CNC machinery; (3) program the CNC machinery with the aforementioned software.

United States Securities and Exchange Commission
April 19, 2011

Subsequent Sales Strategy, page 32

22. Please revise the last paragraph of this section to provide your working capital as of December 31, 2010.  Additionally, please revise this paragraph to clarify that, of the entire $75,000 of additional capital you will seek, only $35,000 initially will be used for marketing materials or advise.

We have noted your comments and have revised page 32 as follows:

In order to bring the Company’s tags to market, the Company will need to seek additional capital of approximately $75,000. Of the entire $75,000 of additional capital we will seek, only $35,000 initially will be used by the Company for marketing materials.  If the Company is unable to obtain additional financing at reasonable cost, it would be unable to manufacture, package and sell their tags. As of December 31, 2010, the Company’s working capital consists of a deficit of ($6,508) which is not sufficient to fund the sale of tags through Mr. Montrone.

Experienced Management, page 33

23.  We note your response to our prior comment 21 and reissue.  Please delete the term “successful track record of its management” or please provide support for this statement.

We have noted your comments and have deleted the term “successful track record of its management” on page 34 to be presented as follows:

The Company believes that it has experienced management. Our sole Director and executive officer Mr. Montrone has over 40 years of experience in the management and business operations. The Company believes that the knowledge, relationships, reputation of its management will help it to build and maintain its client base.

Niche Industry, page 34

24.  We note your response to our prior comment 23 and reissue our comment.  It is unclear from your disclosure what your niche is.  Please revise your disclosure to provide sufficient information about the niche market within your industry or advise.  In addition, please provide support for your statements that “no one else makes anything even close to our product” and your product is “geared only to those who can afford to be extravagant in showing off their vehicles in a way that most people are unable to do and thus have a market unto ourselves” or please delete.

We have noted your comments and have deleted the niche industry paragraph on page 34.

United States Securities and Exchange Commission
April 19, 2011

Employees, page 34

25.  We note your response to our prior comment 25.  Please revise you registration statement to disclose what will be considered “sufficient funding” for Mr. Montrone to begin to devote 40 hours per week to your company.  Please also revise your registration statement to disclose what salary Mr. Montrone will receive once he begins to devote 40 hours per week to your company.  In this regard we note your disclosure in the first full paragraph on page 37 that you will not pay any compensation until your operations generate sufficient cash flow.

We have noted the commission’s comment and have revised the disclosure as follows:

Ralph Montrone is the sole Director, Chief Executive Officer, President, Secretary, and Principal Executive Officer and Principal Financial Officer of Trail One, Inc.

At this time we only have one employee, Ralph Montrone.

The Company plans to employ individuals on an as needed basis.  The Company anticipates that it will need to hire additional employees as the business grows. In addition, the Company may expand the size of our Board of Directors in the future.

Ralph Montrone presently does not receive a salary or benefits in any form.  Once the Company raises sufficient funding of $75,000, Mr. Montrone will be paid $2,000 per month and he will devote 40 hours to the Company.

Interest of Management and Others in Certain Transactions, page 38

26.  We note your response to our prior comment 26 and reissue our comment.  Please provide the disclosure required by Item 400(a) of Regulation S-K for the “transaction described above” in this section.  If there were no transactions, please delete the reference to the “transaction described above” from this section.

We have noted your comments and have deleted the reference to the “transaction describe above” from this section.

Exhibit 5.1

27.  We note your comment to our prior comment 29 and reissue our comment.  Please revise the legal opinion to reference “Form S-1 filed on November 23, 2010, as amended.

We have noted this comment and have revised the current legal opinion to reference “Form S-1 filed on November 23, 2010, as amended.

28.  We note your response to our prior comment 30.  Please revise your opinion to provide the correct address for Trail One, Inc.

We have noted this comment and revised the document throughout as follows:

Trail One, Inc., 1844
South 3850 West, Salt Lake City, Utah 84104.

United States Securities and Exchange Commission
April 19, 2011

29.  Please also revise the RE: line of the opinion to refer to the current amendment to the registration statement and confirm you will update this line with each future amendment filed to this registration statement or advise.

We have noted this comment and have revised the RE: line of the opinion and will update this line with each future amendment filed to this registration statement or otherwise.

Closing Comments

Based on the Company’s amendments to its S-1 filing dated April 19, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Ralph Montrone

Ralph Montrone

Chief Executive Officer
TRAIL ONE, INC.